UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

                                             TITAN INTERNATIONAL, INC.

(Name of Issuer)

                                                Common Stock, no par value

(Title of Class of Securities)

                                                              88830M102

(CUSIP Number)

                                                          December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

CUSIP No. 88830M102	Page 2 of 7 Pages
1.	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cheyne Capital Management (UK) LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,375,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,375,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. 88830M102	Page 3 of 7 Pages

Item 1.	(a)	Name of Issuer:

Titan International, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

2701 Spruce Street
Quincy, Illinois 62301

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by Cheyne Capital Management (UK) LLP.

(b)	Address of Principal Business Office or, if none, Residence:

The address of Cheyne Capital Management (UK) LLP is Stornoway House, 13 Cleveland Row, London, SW1A 3DH, England.

(c)	Citizenship:

Cheyne Capital Management (UK) LLP is a limited liability partnership incorporated under the laws of England and Wales.

(d)	Title of Class of Securities:

Common Stock, no par value.

(e)	CUSIP Number:

88830M102

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[X] An investment adviser in accordance with Section 240.13d-1(b) (1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

CUSIP No. 88830M102	Page 4 of 7 Pages

(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:**

	(b)	Percent of Class:**

	(c)	Number of Shares as to which the person has:

		(i)	sole power to vote or direct the vote:**
		(ii)	shared power to vote or direct the vote:**
		(iii)	sole power to dispose or direct the disposition of:**
		(iv)	shared power to dispose or direct the disposition of:**

**See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 88830M102	Page 5 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88830M102	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

CHEYNE CAPITAL MANAGEMENT (UK) LLP
By	/s/ Simon James
Name:	Simon James
Title:	Chief Compliance Officer

CUSIP No. 88830M102	Page 7 of 7 Pages

ATTACHMENT A

1.     Beneficial Ownership (Item 4(a) and (b) of Schedule 13G)

As of December 31, 2007, Cheyne Capital Management (UK) LLP ("CCMUK"), as the investment manager of Cheyne Special Situations Fund L.P. ("CLP") and Cheyne Vista Fund L.P. ("CVLP"), may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of 1,375,000 shares of Common Stock of Titan International, Inc. (the "Common Stock"). Accordingly, CCMUK may be deemed to be the beneficial owner of the 1,375,000 shares of Common Stock, which, based on there being 27,339,301 shares of Common Stock outstanding as reported in the Form 10-Q of Titan International, Inc. for the quarter ending September 30, 2007 (the "Form 10-Q"), represents approximately 5.03% of the outstanding Common Stock.

CCMUK disclaims beneficial ownership of the 1,375,000 shares of Common Stock, except to the extent of any pecuniary interest therefrom.

2.     Power to Vote and Dispose (Item 4(c) of Schedule 13G)

As of December 31, 2007, CCMUK may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of the 1,375,000 shares of Common Stock.

CCMUK disclaims beneficial ownership of the 1,375,000 shares of Common Stock, except to the extent of any pecuniary interest therefrom.